Exhibit 99.7

Surrender Letter
CreditEase Holdings (Cayman) Limited

To:	The Board of Directors of Yiren Digital Ltd. (the “Company”)

September 8, 2020

Dear Directors

Irrevocable notice of surrender of shares for nil consideration, in accordance with section 37B of the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”)

We hereby irrevocably surrender to the Company for cancellation and for nil consideration 18,560,000 ordinary shares of US$0.0001 par value each standing in our name in the register of members of the Company.

We confirm that the Company has not, as at the date of this letter, issued any share certificate(s) to us.

/s/ Ning Tang
Signed by:
Duly authorised for and on behalf of
CreditEase Holdings (Cayman) Limited